FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 2, 2003

FIRST QUARTER FINANCIAL RESULTS

     Fairfax Financial Holdings Limited’s net earnings in the first quarter of 2003 increased to $154.6 million ($10.60 per share), as its insurance and reinsurance operations showed continued improvement, achieving a combined ratio of 98.1%.

     Following is a summary of the first quarter financial results:

	THREE MONTHS ENDED MARCH 31
	($millions except per share amounts)

	2003	2002

Total revenue	2,032.0	1,742.2
Earnings before income taxes and non-controlling interests	257.4	29.0
Net earnings	154.6	11.3
Net earnings per share	$10.60	$0.46

Combined ratios in the first quarter were as follows:

	2003	2002

Insurance – Canada	95.3%	99.4%
Insurance – U.S	98.2%	101.8%
Reinsurance	99.0%	98.8%
Consolidated	98.1%	100.1%

     During the 2003 first quarter, net premiums written increased by 18.6% over the previous year (excluding TIG’s discontinued MGA-controlled program business) to $1,609.5 million, and realized gains on investments totalled $228.2 million. At March 31, 2003, the pre-tax unrealized gain on portfolio investments was $165.1 million compared to $207.9 million at December 31, 2002.

     There were 14.1 million weighted average shares outstanding in the first quarter of 2003 compared to 14.3 million in 2002.

     Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Monday, May 5, 2003 to discuss its first quarter results.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946